Exhibit 99.4

CATALYST PAPER CORPORATION
NOTEHOLDER FORM OF PROXY
SPECIAL MEETING
 JANUARY 17, 2017

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CATALYST PAPER CORPORATION

The undersigned noteholder of Catalyst Paper Corporation (the “Corporation”) hereby appoints Mr. Leslie T. Lederer, or failing him, Mr. James Isaac, or instead of either individual, ______________________________of __________________, as proxyholder for the undersigned, with full power of substitution, to attend the special meeting of the holders of 11.0% PIK Toggle Senior Secured Notes due 2017 of the Corporation (the “Notes”) to be held at Catalyst Paper Corporation, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia on January 17, 2017 at 2:30 p.m. (Vancouver time) (or such later time as shall immediately follow the termination of the meeting of the shareholders) (the “Noteholder Meeting”), and to vote the Notes represented by this Proxy and otherwise act and vote for and on behalf of the undersigned at the Noteholder Meeting and at any adjournments thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the said Noteholder Meeting or any adjournments or postponements thereof and, without limiting the general authorization given, the person above named is specifically directed to vote on behalf of the undersigned in the following manner:
1.
Noteholder Resolution
On the approval of a Recapitalization by way of Plan of Arrangement under Section 192 of the Canada Business Corporations Act as further described in the management information circular of the Corporation dated December 14, 2016 (the “Information Circular”)

	FOR ☐	AGAINST ☐
With respect to any amendment or variations to the matters listed above or identified in the Notice of Special Meeting of Noteholders and any other matters which may properly come before the Noteholder Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.
To be effective, proxies must be delivered to the Corporation c/o CST Trust Company, PO Box 721, Agincourt, Ontario  M1S 0A1, in either case prior to 5:00 p.m. (Vancouver time) on January 13, 2017, or if the Noteholder Meeting is adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Noteholder Meeting. A self-addressed envelope is enclosed.
This Proxy supersedes and revokes any proxy.
DATED the ____________ day of ____________, _____.

______________________________________
Signature of noteholder
______________________________________
Name of noteholder (Please Print)

On any ballot that may be called for, the Notes represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted in accordance with the instructions given on the ballot, and if the noteholder specifies a choice with respect to any matter to be acted upon, the Notes will be voted accordingly.
If a choice is not specified with respect to any matter, the Notes represented by proxies given in favour of the persons designated by management are intended to be voted FOR the Noteholder Resolution.
Each noteholder has the right to appoint as proxyholder a person or company (who need not be a noteholder of the Corporation) other than the persons designated by management to attend and act on the noteholder’s behalf at the Noteholder Meeting. Such right may be exercised by inserting the name of the person or company to be appointed in the blank space provided in this Proxy or by completing another form of proxy.
This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Corporation c/o CST Trust Company, PO Box 721, Agincourt, Ontario  M1S 0A1, Canada, or by fax number 1-866-781-3111 (toll free)/ (416) 368-2502 (international) or email at proxy@canstockta.com, prior to 5:00 p.m. (Vancouver time) on January 13, 2017, or if the Noteholder Meeting is adjourned or postponed, proxies must be received by the time that is not less than 48 hours (excluding weekends and holidays) before the time set for holding the adjourned or postponed Noteholder Meeting. Registered noteholders may also vote using the internet at www.cstvotemyproxy.com or by telephone, toll free, by calling 1-888-489-5760 using a touch-tone telephone. The deadline for the deposit of proxies may be waived by the Chairman of the Noteholder Meeting at his sole discretion without notice.
If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.
This Proxy must be signed by the noteholder or the noteholder’s attorney authorized in writing. If the noteholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the noteholder. A person signing on behalf of a noteholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.